Mail Stop 3561

May 7, 2009

Mr. Bruce S. Bozsum, Chairman
Mohegan Tribal Gaming Authority
One Mohegan Sun Boulevard
Uncasville, Connecticut 06382

   Re: Mohegan Tribal Gaming Authority
      Form 10-K for the fiscal year ended September 30, 2008
      Filed December 29, 2008
      File No. 033-80655

Dear Mr. Bozsum:

We have reviewed your response letter dated April 10, 2009 and have the following comment. Unless otherwise indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comment will be complied with, or, if the comment is deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the fiscal year ended September 30, 2008

Note 17 – Segment Reporting, page F-39

1.   We note from your response to our prior comment 7 that you aggregate the
        WNBA Connecticut Suns and the Mohegan Sun Country Club operating
        segments with the Mohegan Sun reporting segment primarily based on the
        quantitative thresholds of paragraph 18 of SFAS 131. Please note that in order for
        operating segments to be aggregated, they must have similar economic
        characteristics and meet the aggregation criteria of paragraph 17 of SFAS 131.
        Furthermore, to the extent you have operating segments that do not meet the
        quantitative thresholds, nor do they meet the aggregation criteria, they should be
        reported in an "all other" category. Please refer to paragraphs 19 and 21 of SFAS
        131 and revise future filings accordingly.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters.
Please contact me at 202-551-3813 with any other questions

                                        Sincerely,

                                        Linda Cvrkel
                                        Branch Chief